1400 Union Meeting Road P.O. Box 3053 Blue Bell, PA 19422-0858 Telephone (215) 619-2700 Fax (215) 619-7840

August 26, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mr. Brian Cascio

Accounting Branch Chief

100 F Street NE

Mail Stop 3030

Washington, DC 20549

RE:	C&D Technologies, Inc.

Form 10-K for Fiscal Year Ended January 31, 2009

Form 10-Q for Fiscal Quarter Ended April 30, 2009

File No. 001-09389

Dear Mr. Cascio:

We are responding to your comment letter dated August 12, 2009 regarding the above referenced filings of C&D Technologies, Inc. Below is our response to the comment received. For convenience of reference, we have included the Commission’s numbered comment followed by the Company’s response in bold to that comment.

1.	We note your response to prior comment 1. In future filings, identify your customers that accounted for over 10% of your net sales if the loss of such customers would have a material adverse effect on you and your subsidiaries.

The Company acknowledges the Staff’s comment, and in future filings, we will describe our customers that accounted for over 10% of our net sales if the loss of such customers would be deemed to have a material adverse effect on us and our subsidiaries.

We trust that you will find the foregoing responsive to the Staff’s comment. If you have any further questions or comments, please direct your questions or comments to the undersigned at (215) 619-7835.

Sincerely,

/s/ Ian J Harvie
Ian J Harvie
Chief Financial Officer